UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 9, 2019

TRINITY MERGER CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38488	82-4173386

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Merchant Street, Suite 1500

Honolulu, HI 96813

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 529-0909

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units	TMCXU	Nasdaq Capital Market
Class A Common Stock	TMCX	Nasdaq Capital Market
Warrants	TMCXW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Item 1.01	Entry Into A Material Definitive Agreement.

I.	The Merger Agreement

On August 9, 2019, Trinity Merger Corp. (“Trinity”), entered into an Agreement and Plan of Merger (the “Agreement”) to effect an initial business combination with Trinity Sub Inc., a Maryland corporation and wholly owned subsidiary of Trinity (“Broadmark Realty”), Trinity Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Broadmark Realty (“Merger Sub I”), Trinity Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Broadmark Realty (“Merger Sub II” and, together with Trinity, Broadmark Realty and Merger Sub I, the “Trinity Parties”), PBRELF I, LLC, a Washington limited liability company (“PBRELF”), BRELF II, LLC, a Washington limited liability company (“BRELF II”), BRELF III, LLC, a Washington limited liability company (“BRELF III”), BRELF IV, LLC, a Washington limited liability company (“BRELF IV” and, together with PBRELF, BRELF II and BRELF III, the “Companies” and each a “Company”), Pyatt Broadmark Management, LLC, a Washington limited liability company (“MgCo I”), Broadmark Real Estate Management II, LLC, a Washington limited liability company (“MgCo II”), Broadmark Real Estate Management III, LLC, a Washington limited liability company (“MgCo III”), and Broadmark Real Estate Management IV, LLC, a Washington limited liability company (“MgCo IV” and, together with MgCo I, MgCo II and MgCo III, the “Management Companies” and each a “Management Company” and, together with the Companies and the Company Subsidiaries, the “Company Group”).  Capitalized terms used but not defined herein shall have such meanings ascribed to them in the Agreement.

A. The Mergers

Upon the terms and subject to the conditions set forth in the Agreement, the parties thereto intend to enter into a business combination transaction pursuant to which (i) Merger Sub I will merge with and into Trinity, with Trinity being the surviving entity of such merger (the “Trinity Merger”), (ii) immediately following the Trinity Merger, each of the Companies will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of such merger (the “Company Merger”), and (iii) immediately following the Company Merger, each of the Management Companies will merge with and into Trinity, with Trinity being the surviving entity of such merger (the “Management Company Merger” and, together with the Trinity Merger and the Company Merger, the “Mergers”), and, as a result, Merger Sub II and Trinity will become wholly owned subsidiaries of Broadmark Realty, and Broadmark Realty will become a publicly traded company.  In connection with the consummation of the business combination, Broadmark Realty will be renamed Broadmark Realty Capital Inc.  It is expected that following the closing of the Mergers (“Closing”), Broadmark Realty Capital Inc. will qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.  In connection with the transaction, Broadmark Realty Capital Inc. intends to apply for registration of its securities on the New York Stock Exchange, Inc. (“NYSE”) under a new ticker symbol.

B. Consideration

Each share of Trinity Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, (“Trinity Common Stock”), issued and outstanding immediately prior to the effective time of the Trinity Merger (excluding the Trinity Common Stock redeemed in the Offer (as discussed in further detail below) and surrendered by Trinity’s Sponsor) will be cancelled and retired and automatically converted into the right to receive one share of common stock, par value $0.001 per share, of Broadmark Realty (“Broadmark Realty Common Stock”), subject to adjustment under certain limited circumstances.

For each Company, each preferred unit (“Company Preferred Unit”) issued and outstanding immediately prior to the effective time of the Company Merger will be cancelled and retired and automatically converted into the right to receive a number of shares of Broadmark Realty Common Stock equal to (A) the Company Preferred AUM applicable to the Company in which the Company Preferred Unit is held, (B) divided by the number of Company Preferred Units of such Company outstanding as of immediately prior to the effective time of the Company Merger, and (C) divided by the Reference Price, subject to adjustment under certain limited circumstances.  The “Reference Price” is the value of the funds held by Trinity in the account established for the benefit of its stockholders, net of certain taxes and determined as of the close of business on the business day immediately preceding the date of Closing, divided by the outstanding number shares of Trinity Class A common stock.  The Reference Price is estimated to be approximately $10.47 as of the date of the Agreement.

For each Company, each common unit (“Company Common Unit”) issued and outstanding immediately prior to the effective time of the Company Merger will be cancelled and retired and automatically converted into the right to receive a number of shares of Broadmark Realty Common Stock equal to (A) the Company Common Consideration, (B) divided by the Reference Price, and (C) after payment of certain fees and expenses related to the termination of certain referral agreements, allocated among the Companies and the Company Common Units, subject to adjustment under certain limited circumstances.  The Company Common Consideration is approximately $64.34 million in shares of Broadmark Realty Common Stock at a price per share equal to the Reference Price.

For each Management Company, each unit (“Management Company Unit”) issued and outstanding immediately prior to the effective time of the Management Company Merger will be cancelled and retired and automatically converted into the right to receive, after payment of certain fees and expenses related to the termination of certain referral agreements, the Management Company Consideration allocated among the Management Companies and the Management Company Units.  The Management Company Consideration is an amount equal to approximately $98.16 million in cash, subject to adjustment for certain transaction expenses and indebtedness.

Each Trinity warrant (or portion thereof) that is issued and outstanding immediately prior to the effective time of the Trinity Merger will automatically and irrevocably be modified to provide that such Trinity warrant (or portion thereof) will entitle the holder thereof to acquire such equal number of shares of Broadmark Realty Common Stock per Trinity warrant (or portion thereof).

C. Representations and Warranties and Indemnification

Each of the Company Group and the Trinity Parties are making customary representations and warranties for a transaction of this type.  Except for certain fundamental representations and warranties (“Fundamental Representations”), which survive until the second anniversary of the Closing, the representations and warranties made by Company Group and the Trinity Parties under the Agreement do not survive after the Closing.  Fundamental Representations of the Company Group include:  (i) good standing, qualification and power to conduct business; (ii) capitalization; (iii) due authority, authorization and enforceability; (iv) compliance with laws; (v) certain tax matters; and (vi) brokers’ and finders’ fees.  Fundamental Representations of Trinity include: (i) good standing, qualification and power to conduct business; (ii) capitalization; (iii) due authority, authorization and enforceability; and (iv) brokers’ and finders’ fees.

The Agreement provides for mutual indemnification for breaches of Fundamental Representations, subject to a deductible and cap.  The members of the Management Companies will be severally liable to Broadmark Realty for any breach of a Fundamental Representation by the Company Group.  Broadmark Realty will be liable to the Management Company members for any breach of a Fundamental Representation by Trinity or Broadmark Realty, except that no indemnification obligation will arise for matters previously disclosed in Trinity’s public filings.

D. Conditions to Consummation of the Mergers

The Mergers are subject to customary conditions for special purpose acquisition companies, including, among others: (i) approval of Trinity’s stockholders; (ii) approval of the members of the Companies and the Management Companies; (iii) there being no laws or injunctions by governmental authorities or other legal restraint prohibiting consummation of the transactions contemplated under the Agreement; (iv) completion of Trinity’s offer to redeem the shares of its public stockholders (the “Offer”) in accordance with the terms of the Agreement, the organizational documents of Trinity, the Trust Agreement, and the joint proxy and consent solicitation statement/prospectus; (v) Trinity having at least $5,000,001 in net tangible assets; (vi) Broadmark Realty having at least $100 million in cash following Closing and completion of the Offer and after payment of expenses and indebtedness required to be paid at Closing; (vii) consummation of the PIPE Investment (as discussed in further detail below); (viii) obtaining an amendment to the agreement governing Trinity’s warrants to remove certain anti-dilution provisions contained therein relating to the payment of cash dividends; (ix) effectiveness of the registration statement to be filed by Broadmark Realty; and (x) Trinity’s and Broadmark Realty’s receipt of certain tax opinions related to the transactions and REIT qualification.

E. Termination

The Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including (i) by mutual written consent of the parties; (ii) if the Closing has not occurred on or prior to November 17, 2019 (the “Outside Date”), (iii) by Trinity as a result of breach by or non-performance of the Company Group and such breach or non-performance gives rise to a failure of a condition precedent and cannot or has not been cured within 30 days’ notice by Trinity, (iv) by the Companies as a result of breach by or non-performance of Trinity and such breach or non-performance gives rise to a failure of a condition precedent and cannot or has not been cured within 30 days’ notice by the Companies, and (v) if the approval of the Mergers by Trinity’s stockholders and the members of the Companies and the Management Companies is not obtained.  The Outside Date may be extended to not later than December 31, 2019 if Trinity amends its organizational documents to extend the date by which Trinity must complete its initial business combination.  If the Agreement is validly terminated, none of the parties will have any liability or any further obligation under the Agreement with certain limited exceptions, including liability arising out of fraud.

A copy of the Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Agreement is qualified in its entirety by reference thereto.  The Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Agreement or other specific dates.  The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement.  The representations, warranties and covenants in the Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.  We do not believe that these schedules contain information that is material to an investment decision.

II.	Sponsor Agreement

Concurrent with the execution of the Agreement, HN Investors LLC, a Delaware limited liability company (“Sponsor”), Trinity, Broadmark Realty and the Company Group have entered into an agreement (the “Sponsor Agreement”) pursuant to which Sponsor, upon the effectiveness of the Trinity Merger, shall (a) surrender to Trinity, for no consideration and as a contribution to the capital of Trinity, 3,801,360 shares of Class B common stock of Trinity, (b) surrender to Trinity, for no consideration and as a contribution to the capital of Trinity, 7,163,324 outstanding private placement warrants of Trinity, and (c) waive certain conversion rights set forth in Section 4.3 of the certificate of incorporation of Trinity that may result from the PIPE Investment and/or the transactions contemplated under the Agreement.  The Sponsor Agreement is attached as Exhibit 10.1 hereto.

III.	Support Agreements; Equity Lock-up Agreements

Concurrent with the execution of the Agreement, certain members of the Management Companies have entered into support agreements with Trinity, pursuant to which, among other things, such members agreed to support the Management Company Merger and the other transactions contemplated under the Agreement, subject to certain customary conditions.  The form of support agreement is attached as Exhibit 10.2 hereto.

Trinity, Sponsor and certain insiders of Trinity are parties to that certain letter agreement dated May 14, 2018 (the “Letter Agreement”), pursuant to which Sponsor and the insiders agreed (i) to vote any shares of Trinity Common Stock they own in favor of any proposed business combination and (ii) not to redeem any shares of Trinity Common Stock they own in connection with the Offer or any stockholder approval of such business combination.  Trinity has entered into an amendment to the Letter Agreement to provide that it terminates upon the consummation of the Mergers.  A copy of the Letter Agreement was filed with Trinity’s Form 8-K on May 17, 2018 and is available as Exhibit 10.1 to Trinity’s Form 10-K filed on March 15, 2019.  The parties to the Letter Agreement and certain members of the Management Companies have entered into letter agreements (the “Equity Lock-up Agreements”), pursuant to which they will agree not to sell their shares of Broadmark Realty Common Stock for a period of one year following the closing of the Mergers, on substantially the same terms restricting the sale of shares and with the same exceptions set forth in the Letter Agreement.

IV.	Private Placement

Broadmark Realty has entered into a subscription agreement with entities affiliated with Farallon Capital Management LLC (the “PIPE Investors”), pursuant to which Broadmark Realty will issue and sell to the PIPE Investors approximately $75.0 million of Broadmark Realty Common Stock immediately prior to the consummation of the Mergers at a price per share equal to the Reference Price (the “PIPE Investment”).  The PIPE Investment is conditioned on the substantially concurrent closing of the Mergers and other customary closing conditions.  The proceeds from the PIPE Investment will be used to pay transaction-related expenses and to help fund the ongoing business operations of Broadmark Realty.  In addition, the PIPE Investors will have an option to purchase up to $25.0 million of additional Broadmark Realty Common Stock, exercisable during the 365 day period following the Closing, at the Reference Price.  In connection with the PIPE Investment, Broadmark Realty will issue to the PIPE Investors warrants in an amount equal to the number of shares of Broadmark Realty Common Stock purchased by the PIPE Investors pursuant to their initial $75.0 million investment (such warrants to be on substantially the same terms as the warrants that will be held by public stockholders of Broadmark Realty upon consummation of the business combination transaction).  The form of subscription agreement is attached as Exhibit 10.3 hereto.

V.	Promissory Note

Trinity has entered into a certain promissory note with Sponsor (the “Sponsor Loan”) for $1,000,000, the proceeds of which will be used to pay Trinity’s transaction expenses.  The Sponsor Loan is payable at the earlier of the Closing and the liquidation of Trinity prior to the consummation of Trinity’s initial business combination.  The form of the Sponsor Loan is attached as Exhibit 10.4 hereto.

VI.	Employment Agreements

Broadmark Realty has entered into employment agreements with certain executive officers of the Company Group.  The agreements are effective upon Closing, and provide for certain equity awards and compensation for an initial three year term, which will automatically renew for one year terms thereafter unless either party gives written notice of non-extension.  The employment agreements contain non-competition and employee non-solicitation provisions, with scope and duration typical of a public company.  The form of the employment agreement is attached as Exhibit 10.5 hereto.

Broadmark Realty also entered into a consulting agreement with Joseph Schocken that will be effective upon Closing.  The consulting agreement provides that Mr. Schocken will serve as the Non-Executive Chairman of Broadmark Realty’s board of directors and provides for cash compensation payable to Mr. Schocken over a two-year period.  Under the consulting agreement, if Mr. Schocken ceases to serve as Non-Executive Chairman for any reason, he has agreed to resign as a member of Broadmark Realty’s board of directors.  The form of the consulting agreement is attached as Exhibit 10.6 hereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Private Placement” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02.  The shares of Broadmark Realty Common Stock to be issued in the PIPE investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On August 12, 2019, Trinity and the Company Group issued a joint press release announcing the execution of the Agreement.  The press release is attached hereto as Exhibit 99.1.

Attached as Exhibit 99.2 hereto is the investor presentation that will be used by Trinity in connection with various meetings and conferences.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Additional Information

In connection with the proposed transaction, Broadmark Realty intends to file a Registration Statement on Form S-4, which will include a preliminary joint proxy and consent solicitation statement/prospectus of Trinity.  Trinity will mail a definitive joint proxy and consent solicitation statement/prospectus and other relevant documents to its stockholders.  Investors and security holders of Trinity are advised to read, when available, the preliminary joint proxy and consent solicitation statement/prospectus, and amendments thereto, and the definitive joint proxy and consent solicitation statement/prospectus in connection with Trinity’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the joint proxy and consent solicitation statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction.  The definitive joint proxy and consent solicitation statement/prospectus will be mailed to stockholders of Trinity as of a record date to be established for voting on the proposed transaction.  Stockholders will also be able to obtain copies of the Registration Statement and joint proxy and consent solicitation statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813.

Participants in the Solicitation

Trinity, Broadmark Realty and the Company Group and their respective directors, executive officers, other members of management, employees, and in the case of the Companies, the Management Companies, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders and the Companies’ members in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and the names and interests in the proposed transaction of the Company Group’s directors and managers, which will be in the joint proxy statement consent solicitation statement/prospectus to be filed with the SEC by Broadmark Realty for the proposed transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions.  These forward-looking statements include statements regarding Trinity’s industry, future events, the proposed transaction between Trinity, Broadmark Realty, Merger Sub I, Merger Sub II, and the Company Group, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts.  These statements are based on the current expectations of Trinity’s management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding Trinity’s businesses and the transaction, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, changes in the business environment in which Trinity operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Trinity operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Trinity’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approval of the stockholders of Trinity or the members of the Company Group or the contemplated amendment to Trinity’s outstanding warrants is not obtained; failure to complete the PIPE Investment; failure of Broadmark Realty to qualify as a REIT; failure of Broadmark Realty to obtain approval to list its common stock on the NYSE or maintain its listing on the Nasdaq Capital Market; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Trinity and the Company Group; uncertainty as to the long-term value of Trinity Common Stock; and those discussed in the Trinity’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Trinity’s Quarterly Reports on Form 10-Q and other documents of Trinity on file with the SEC or in the joint proxy and consent solicitation statement/prospectus that will be filed with the SEC by Broadmark Realty.  There may be additional risks that Trinity presently does not know or that Trinity currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements provide Trinity’s expectations, plans or forecasts of future events and views as of the date of this communication.  Trinity anticipates that subsequent events and developments will cause Trinity’s assessments to change.  However, while Trinity may elect to update these forward-looking statements at some point in the future, Trinity specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing Trinity’s assessments as of any date subsequent to the date of this communication.

Item 9.01	Financial Statements and Exhibits.

(d)	List of Exhibits.

Exhibit No.	Description

2.1**
Agreement and Plan of Merger, dated August 9, 2019, is by and among Trinity Merger Corp., Trinity Sub Inc., Trinity Merger Sub I, Inc., Trinity Merger Sub II, LLC, PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, BRELF IV, LLC, Pyatt Broadmark Management, LLC, Broadmark Real Estate Management II, Broadmark Real Estate Management III, LLC, and Broadmark Real Estate Management IV, LLC.

10.1
Sponsor Agreement, dated August 9, 2019, by and among Trinity Merger Corp., HN Investors LLC, Trinity Sub Inc., Trinity Merger Sub I, Inc., Trinity Merger Sub II, LLC, PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, BRELF IV, LLC, Pyatt Broadmark Management, LLC, Broadmark Real Estate Management II, Broadmark Real Estate Management III, LLC, and Broadmark Real Estate Management IV, LLC.

10.2	Form of Company Support Agreement.

10.3	Form of Subscription Agreement.

10.4	Promissory Note, dated August 9, 2019, by Trinity Merger Corp.

10.5	Form of Employment Agreement.

10.6	Consulting Agreement, by and between Trinity Sub Inc. and Joseph L. Schocken, dated August 9, 2019.

99.1	Press Release, dated August 12, 2019.

99.2	Investor Presentation, dated August 12, 2019.

**
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).  The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRINITY MERGER CORP.

By:
Date: August 12, 2019	/s/ Sean A. Hehir

Name: Sean A. Hehir
Title: President and Chief Executive Officer